                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(A)

                              (Amendment No. )(1)

                             Origen Financial, Inc.
                             ----------------------
                                (Name of Issuer)

                         Common Stock, $0.01 Par Value
                         -----------------------------
                         (Title of Class of Securities)

                                    68619E208
                                    ---------
                                 (CUSIP Number)

                                 JEREMY MINDICH
                             c/o Scopia Capital LLC
                               450 Seventh Avenue
                            New York, New York 10123
                                 (212) 370-0303
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 20, 2006
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

         NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 24 Pages)

----------------
(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 68619E208                   13D                    Page 2 of 24 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    SCOPIA PARTNERS LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  101,224
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              101,224
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    101,224
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 68619E208                   13D                    Page 3 of 24 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    SCOPIA PARTNERS QP LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  287,500
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              287,500
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    287,500
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 68619E208                   13D                    Page 4 of 24 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    SCOPIA PX LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,237,212
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,237,212
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,237,212
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 68619E208                   13D                    Page 5 of 24 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    SCOPIA LONG LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  52,394
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              52,394
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    52,394
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 68619E208                   13D                    Page 6 of 24 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    SCOPIA INTERNATIONAL LIMITED
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    BERMUDA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  348,465
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              348,465
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    348,465
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 68619E208                   13D                    Page 7 of 24 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    SCOPIA PX INTERNATIONAL LIMITED
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    BERMUDA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  506,680
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              506,680
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    506,680
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 68619E208                   13D                    Page 8 of 24 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    SCOPIA MANAGEMENT INC.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    NEW YORK
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,533,475
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,533,475
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,533,475
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 68619E208                   13D                    Page 9 of 24 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    SCOPIA CAPITAL LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,678,330
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,678,330
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,678,330
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 68619E208                   13D                    Page 10 of 24 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MATTHEW SIROVICH
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,533,475
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,533,475
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,533,475
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 68619E208                   13D                    Page 11 of 24 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JEREMY MINDICH
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,533,475
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,533,475
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,533,475
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 68619E208                   13D                    Page 12 of 24 Pages
----------------------                                    ----------------------

         The  following  constitutes  the Schedule 13D filed by the  undersigned
(the "Schedule 13D").

Item 1.           SECURITY AND ISSUER.

(a)      Class of  Securities:  Common  Stock,  $0.01  par  value  (the  "Common
         Stock").

(b)      Issuer:  Origen  Financial,  Inc.  (the  "Issuer").  The address of the principal executive offices of the Issuer is 27777 Franklin Road, Suite
         1700, Southfield MI 48034.

Item 2.           IDENTITY AND BACKGROUND.

                  (a-c and f) The  persons  filing  this  statement  are  Scopia
Partners LLC, a Delaware limited liability company ("Scopia  Partners"),  Scopia
Partners QP LLC, a Delaware limited  liability  company ("Scopia QP"), Scopia PX
LLC, a Delaware  limited  liability  company  ("Scopia PX"),  Scopia Long LLC, a
Delaware  limited  liability  company  ("Scopia  Long" and together  with Scopia
Partners,   Scopia  QP,  Scopia  PX,  the  "Scopia  Domestic   Funds"),   Scopia
International   Limited,   a  Bermuda   exempt  mutual  fund  company   ("Scopia
International"),  Scopia PX International  Limited, a Bermuda exempt mutual fund company ("Scopia PX International" and together with Scopia  International,  the
"Scopia Foreign Funds"),  Scopia  Management Inc. ("Scopia  Management"),  a New
York  corporation,  Scopia Capital,  LLC, a Delaware limited  liability  company
("Scopia Capital"), Matthew Sirovich, a citizen of the United States of America, and Jeremy Mindich, a citizen of the United States of America.  Scopia Partners,
Scopia  QP,   Scopia  PX,   Scopia  Long,   Scopia   International,   Scopia  PX
International,  Scopia Management,  Scopia Capital,  Matthew Sirovich and Jeremy
Mindich are each  referred  to herein  individually  as a  Reporting  Person and collectively as the Reporting Persons. The principal business address of each of the Scopia  Partners,  Scopia QP,  Scopia PX,  Scopia Long,  Scopia  Management,
Scopia Capital,  Matthew Sirovich and Jeremy Mindich is 450 Seventh Avenue,  New
York,  New York  10123.  The  principal  business  address of each of the Scopia
Foreign  Funds is c/o  Prime  Management  Company,  12 Church  Street  Mechanics
Building, Hamilton HM 11 Bermuda.

                  The principal business of each of Scopia Partners,  Scopia QP,
Scopia  PX,  Scopia  Long,   Scopia   International,   Scopia  PX  International
(collectively referred to as the "Scopia Funds") is investing in securities. The principal  business of Scopia Capital is serving as the managing  member of each of the Scopia Domestic  Funds.  The principal  business of Scopia  Management is serving as the  investment  manager of each of the Scopia  Funds.  The principal occupation  of each of Messrs.  Jeremy  Mindich and Matthew  Sirovich are to (i)
serve as co-managing members of Scopia Capital and (ii) act as the President and
Executive Vice President, respectively, of Scopia Management. The name, business address,  present  principal  occupation or employment  and  citizenship of each executive  officers and board of directors of each of the Scopia  Foreign  Funds and Scopia Management is set forth on Schedule A hereto.

                  Each of Scopia  Management,  Scopia Capital,  Matthew Sirovich
and Jeremy  Mindich is in a position to directly and  indirectly  determine  the investment and voting  decisions made by each of the Scopia Funds.  Accordingly, the Reporting  Persons are hereby  filing a joint  Schedule 13D. Each of Matthew

----------------------                                    ----------------------
CUSIP No. 68619E208                   13D                    Page 13 of 24 Pages
----------------------                                    ----------------------

Sirovich,  Jeremy  Mindich,  Scopia  Management  and  Scopia  Capital  disclaims beneficial ownership of the shares of the Common Stock beneficially owned by the
Scopia  Funds  except to the extent of  his/its  respective  pecuniary  interest therein.

                  (d) Neither  the  Reporting  Persons nor any person  listed in
Schedule  A has,  during  the last five  years,  been  convicted  in a  criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Neither  the  Reporting  Persons nor any person  listed in
Schedule A has, during the last five years,  been party to a civil proceeding of a judicial or administrative  body of competent  jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The aggregate  purchase  price of the 101,224 shares of Common
Stock  purchased  by  Scopia  Partners  and  reported  in this  Schedule  13D is approximately  $686,953 (includes brokerage  commissions).  Purchases to date by
Scopia Partners of the shares  reported  herein as beneficially  owned have been made from  Scopia  Partners'  working  capital  and any and all shares of Common
Stock to be acquired  in the future  shall be  effected  with  Scopia  Partners'
working capital.

                  The aggregate  purchase  price of the 287,500 shares of Common
Stock purchased by Scopia QP and reported in this Schedule 13D is  approximately
$1,958,895 (includes brokerage  commissions).  Purchases to date by Scopia QP of the shares reported herein as beneficially owned have been made from Scopia QP's working  capital  and any and all shares of Common  Stock to be  acquired in the future shall be effected with Scopia QP's working capital.

                  The aggregate purchase price of the 1,237,212 shares of Common
Stock purchased by Scopia PX and reported in this Schedule 13D is  approximately
$8,151,001 (includes brokerage  commissions).  Purchases to date by Scopia PX of the shares reported herein as beneficially owned have been made from Scopia PX's working  capital  and any and all shares of Common  Stock to be  acquired in the future shall be effected with Scopia PX's working capital.

                  The  aggregate  purchase  price of the 52,394 shares of Common
Stock   purchased  by  Scopia  Long  and  reported  in  this   Schedule  13D  is
approximately  $321,969 (includes brokerage  commissions).  Purchases to date by
Scopia Long of the shares reported  herein as beneficially  owned have been made from Scopia Long's working  capital and any and all shares of Common Stock to be acquired in the future shall be effected with Scopia Long's working capital.

                  The aggregate  purchase  price of the 348,465 shares of Common
Stock  purchased by Scopia  International  and reported in this  Schedule 13D is approximately $2,271,781 (includes brokerage commissions).  Purchases to date by
Scopia  International  of the shares reported herein as beneficially  owned have been made from Scopia International's  working capital and any and all shares of

----------------------                                    ----------------------
CUSIP No. 68619E208                   13D                    Page 14 of 24 Pages
----------------------                                    ----------------------

Common  Stock to be  acquired  in the  future  shall  be  effected  with  Scopia
International's working capital.

                  The aggregate  purchase  price of the 506,680 shares of Common
Stock purchased by Scopia PX International  and reported in this Schedule 13D is approximately $3,257,512 (includes brokerage commissions).  Purchases to date by
Scopia PX International of the Shares reported herein as beneficially owned have been made from Scopia PX International's  working capital and any and all shares of Common  Stock to be  acquired  in the future  shall be  effected  with Scopia
International's working capital.

Item 4.           PURPOSE OF TRANSACTION.

                  The  Reporting  Persons  have  purchased  the shares of Common
Stock based on the  Reporting  Persons'  belief that the shares of Common  Stock represent an attractive  investment  opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Common Stock at prices that would make the purchase of additional  Common  Stock  desirable,  the  Reporting  Persons  may  endeavor to increase their position in the Issuer through,  among other things, the purchase of Common Stock on the open market or in private  transactions or otherwise,  on such terms and at such times as the Reporting Persons may deem advisable.

                  No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in subparagraphs (a) -
(j) of Item 4 of Schedule  13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. Scopia Management intends to review its  investment in the Issuer on a continuing  basis and may engage in discussions  with  other  stockholders,  management  or  members of the Board of
Directors of the Issuer concerning the business,  operations,  capital structure and future plans of the Issuer. Depending on various factors including,  without limitation,  the Issuer's financial position and investment strategy,  the price levels of the Common  Stock,  conditions in the  securities  markets and general economic and industry conditions,  Scopia Management may in the future take such actions with  respect to its  investment  in the Issuer as it deems  appropriate including, without limitation,  purchasing additional Common Stock, selling some or all of its  Shares,  engaging  in short  selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of the close of  business  on  October  16,  2006,  (i)
Scopia Partners owns 101,224 shares of Common Stock which  constitutes less than
1% of the outstanding  shares of Common Stock (based upon  25,788,901  shares of
Common  Stock  outstanding  as of August 1, 2006,  as reported  in the  Issuer's
Quarterly  Report for the period ended June 30, 2006 on Form 10-Q filed with the
Securities  and  Exchange  Commission  on  August  9,  2006)  (the  "Outstanding
Shares"),  (ii) Scopia QP owns 287,500  shares  Common  Stock which  constitutes approximately  1.1% of the  Outstanding  Shares,  (iii) Scopia PX owns 1,237,212

----------------------                                    ----------------------
CUSIP No. 68619E208                   13D                    Page 15 of 24 Pages
----------------------                                    ----------------------

shares of Common Stock which constitutes  approximately  4.8% of the Outstanding
Shares,  (iv) Scopia Long owns 52,394  shares of Common Stock which  constitutes less than 1% of the Outstanding  Shares,  (v) Scopia  International owns 348,465 shares of Common Stock which constitutes  approximately  1.4% of the Outstanding
Shares,  and (vi) Scopia PX  International  owns 506,680  shares of Common Stock which  constitutes  approximately  2.0% of the Outstanding  Shares.  As managing member of each of the Scopia Domestic Funds, Scopia Capital may be deemed to own beneficially  in the aggregate  1,678,330  shares of Common Stock or 6.5% of the
Outstanding  Shares. As investment  manager of each of the Scopia Funds,  Scopia
Management may be deemed to own  beneficially in the aggregate  2,533,475 shares of Common Stock which constitutes  approximately 9.8% of the Outstanding Shares.
Jeremy Mindich and Matthew  Sirovich,  as President and Executive Vice President
of Scopia  Management,  respectively,  may be deemed to own  beneficially in the aggregate 2,533,475 shares of Common Stock which constitutes  approximately 9.8%
of the Outstanding Shares.

         Each of Matthew Sirovich,  Jeremy Mindich, Scopia Management and Scopia
Capital  disclaims  beneficial  ownership  of the shares of Common Stock held by each of the Scopia  Funds except to the extent of his/its  respective  pecuniary interest therein.

                  (b) Each of the  Scopia  Funds has the sole  power to vote and dispose of the shares of Common Stock it owns as reported in this  Schedule 13D.
Scopia  Management  and Messrs.  Matthew  Sirovich  and Jeremy  Mindich,  as the
investment  manager  of each of the  Scopia  Funds and as  executive  officer of
Scopia Management, respectively, has the power to vote and dispose of the shares of Common Stock held by each of the Scopia Funds  reported in this Schedule 13D.
Scopia Capital,  as the managing  member of the Scopia  Domestic Funds,  has the power to vote and  dispose  of the  shares of Common  Stock  held by each of the
Scopia Domestic Funds.

                  (c) Schedule B annexed  hereto lists all  transactions  in the
Shares  during  the  past  sixty  days  by the  Reporting  Persons.  All of such transactions were effected in the open market.

                  (d) No person  other  than the  Reporting  Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

                  (e) Not applicable.

Item 6.           CONTRACTS, ARRANGEMENTS,  UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER.

                  Other  than  as  described  herein,  there  are no  contracts, arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  1.   Joint Filing  Agreement by and among Scopia Partners LLC,
                       Scopia  Partners QP LLC,  Scopia PX LLC, Scopia Long LLC,
                       Scopia  International  Limited,  Scopia PX  International
                       Limited,  Scopia  Management  Inc.,  Scopia  Capital LLC,
                       Matthew  Sirovich and Jeremy  Mindich  dated  October 20,
                       2006.

----------------------                                    ----------------------
CUSIP No. 68619E208                   13D                    Page 16 of 24 Pages
----------------------                                    ----------------------

                                   SIGNATURES

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2006                     SCOPIA PARTNERS LLC

                                            By: Scopia Management Inc.

                                            By: /s/ Jeremy Mindich
                                                --------------------------------
                                                Name: Jeremy Mindich
                                                Title: President

                                            SCOPIA PARTNERS QP LLC

                                            By: Scopia Management Inc.

                                            By: /s/ Jeremy Mindich
                                                --------------------------------
                                                Name: Jeremy Mindich
                                                Title: President

                                            SCOPIA PX LLC

                                            By: Scopia Management Inc.

                                            By: /s/ Jeremy Mindich
                                                --------------------------------
                                                Name: Jeremy Mindich
                                                Title: President

                                            SCOPIA LONG LLC

                                            By: Scopia Management Inc.

                                            By: /s/ Jeremy Mindich
                                                --------------------------------
                                                Name: Jeremy Mindich
                                                Title: President

                                            SCOPIA INTERNATIONAL LIMITED

                                            By: /s/ Matthew Sirovich
                                                --------------------------------
                                                Name: Matthew Sirovich
                                                Title: Director

----------------------                                    ----------------------
CUSIP No. 68619E208                   13D                    Page 17 of 24 Pages
----------------------                                    ----------------------

                                            SCOPIA PX INTERNATIONAL LIMITED

                                            By: /s/ Matthew Sirovich
                                                --------------------------------
                                                Name: Matthew Sirovich
                                                Title: Director

                                            SCOPIA MANAGEMENT INC.

                                            By: /s/ Jeremy Mindich
                                                --------------------------------
                                                Name: Jeremy Mindich
                                                Title: President

                                            SCOPIA CAPITAL LLC

                                            By: /s/ Matthew Sirovich
                                                --------------------------------
                                                Name: Matthew Sirovich
                                                Title: Managing Partner

                                            /s/ Matthew Sirovich
                                            ------------------------------------
                                            MATTHEW SIROVICH

                                            /s/ Jeremy Mindich
                                            ------------------------------------
                                            JEREMY MINDICH

----------------------                                    ----------------------
CUSIP No. 68619E208                   13D                    Page 18 of 24 Pages
----------------------                                    ----------------------

                                   SCHEDULE A

                  NAME,  BUSINESS  ADDRESS,   PRESENT  PRINCIPAL  OCCUPATION  OR
                  EMPLOYMENT AND  CITIZENSHIP OF EXECUTIVE  OFFICERS AND MEMBERS
                  OF THE BOARD OF DIRECTORS OF THE FOLLOWING REPORTING PERSONS:

SCOPIA INTERNATIONAL LIMITED*

Directors:
----------

Name                       Address                           Citizenship            Principal Occupation
--------------------------------------------------------------------------------------------------------

Matthew Sirovich           450 7th Avenue,
                           New York, New York 10123          USA                    Co-Managing Member of
                                                                                    Scopia Capital LLC and
                                                                                    Executive Vice President of
                                                                                    Scopia Management Inc.

Joseph Kelly               12 Church St. Mechanics Bldg.     UK                     Principal of Prime
                           Hamilton HM 11 Bermuda                                   Management Limited

Carol Monaghan             12 Church St. Mechanics Bldg.     Canada                 Principal of Prime
                           Hamilton HM 11 Bermuda                                   Management Limited

*Managed by the Board of Directors

SCOPIA PX INTERNATIONAL LIMITED*

Directors:
----------

Name                       Address                           Citizenship            Principal Occupation
--------------------------------------------------------------------------------------------------------

Matthew Sirovich           450 7th Avenue,
                           New York, New York 10123          USA                    Co-Managing Member of
                                                                                    Scopia Capital LLC and
                                                                                    Executive Vice President of
                                                                                    Scopia Management Inc.

Joseph Kelly               12 Church St. Mechanics Bldg.     UK                     Principal of Prime
                           Hamilton HM 11 Bermuda                                   Management Limited

Carol Monaghan             12 Church St. Mechanics Bldg.     Canada                 Principal of Prime
                           Hamilton HM 11 Bermuda                                   Management Limited

*Managed by the Board of Directors

----------------------                                    ----------------------
CUSIP No. 68619E208                   13D                    Page 19 of 24 Pages
----------------------                                    ----------------------

SCOPIA MANAGEMENT INC.

Directors:
----------

Name                       Address                           Citizenship            Principal Occupation
--------------------------------------------------------------------------------------------------------

Jeremy Mindich             450 7th Avenue,
                           New York, New York 10123          USA                    Co-Managing Member of
                                                                                    Scopia Capital LLC and
                                                                                    President of
                                                                                    Scopia Management Inc.

Matthew Sirovich           450 7th Avenue,
                           New York, New York 10123          USA                    Co-Managing Member of
                                                                                    Scopia Capital LLC and
                                                                                    Executive Vice President of
                                                                                    Scopia Management Inc.

Executive Officers:
-------------------

Jeremy Mindich             450 7th Avenue,
                           New York, New York 10123          USA                    President

Matthew Sirovich           450 7th Avenue,
                           New York, New York 10123          USA                    Executive Vice President

Patrick White              450 7th Avenue,
                           New York, New York 10123          USA                    Chief Operating Officer

----------------------                                    ----------------------
CUSIP No. 68619E208                   13D                    Page 20 of 24 Pages
----------------------                                    ----------------------

                                   SCHEDULE B

   LIST OF TRANSACTION PURCHASED/(SOLD) IN THE PAST 60 DAYS OF THE TRANSACTION

  Date                      Quantity Purchased/(sold)     Price of Purchase/(sale)
  ----                      -------------------------     ------------------------

                               SCOPIA PARTNERS LLC

 9/1/2006                             (335)                       ($5.9923)
10/2/2006                              319                         $5.6775
10/2/2006                             (295)                       ($5.6623)

                             SCOPIA PARTNERS QP LLC

 9/1/2006                             (695)                       ($5.9923)
10/2/2006                           (7,034)                       ($5.6623)

                                  SCOPIA PX LLC

 9/1/2006                           (4,222)                       ($5.9923)
10/2/2006                           45,106                         $5.6775
10/2/2006                           (3,605)                       ($5.6623)

                                 SCOPIA LONG LLC
                                      None

                            SCOPIA INTERNATIONAL LLC

 9/1/2006                            6,870                         $6.0075
10/2/2006                          (70,470)                       ($5.6623)

                           SCOPIA PX INTERNATIONAL LLC

 9/1/2006                           (1,618)                       ($5.9923)
10/2/2006                           37,455                         $5.6775
10/2/2006                           (1,476)                       ($5.6623)

                             SCOPIA MANAGEMENT INC.
                                      None

                               SCOPIA CAPITAL LLC
                                      None

----------------------                                    ----------------------
CUSIP No. 68619E208                   13D                    Page 21 of 24 Pages
----------------------                                    ----------------------

                                MATTHEW SIROVICH
                                      None

                                 JEREMY MINDICH
                                      None

----------------------                                    ----------------------
CUSIP No. 68619E208                   13D                    Page 22 of 24 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

         Exhibit                                                            Page
         -------                                                            ----

1.       Joint Filing Agreement by and among Scopia Partners                  23
         LLC, Scopia Partners QP LLC, Scopia PX LLC, Scopia
         Long LLC, Scopia International Limited, Scopia PX
         International Limited, Scopia Management Inc.,
         Scopia Capital LLC, Matthew Sirovich and Jeremy
         Mindich dated October 20, 2006.

----------------------                                    ----------------------
CUSIP No. 68619E208                   13D                    Page 23 of 24 Pages
----------------------                                    ----------------------

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1)(iii)  under the Securities Exchange
Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a  Statement  on Schedule  13D dated  October 20, 2006
(including  amendments  thereto)  with  respect  to the  Common  Stock of Origen
Financial, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such
Statement.

Dated: October 20, 2006                   SCOPIA PARTNERS LLC

                                          By: Scopia Management Inc.

                                          By: /s/ Jeremy Mindich
                                              ----------------------------------
                                              Name: Jeremy Mindich
                                              Title: President

                                          SCOPIA PARTNERS QP LLC

                                          By: Scopia Management Inc.

                                          By: /s/ Jeremy Mindich
                                              ----------------------------------
                                              Name: Jeremy Mindich
                                              Title: President

                                          SCOPIA PX LLC

                                          By: Scopia Management Inc.

                                          By: /s/ Jeremy Mindich
                                              ----------------------------------
                                              Name: Jeremy Mindich
                                              Title: President

                                          SCOPIA LONG LLC

                                          By: Scopia Management Inc.

                                          By: /s/ Jeremy Mindich
                                              ----------------------------------
                                              Name: Jeremy Mindich
                                              Title: President

----------------------                                    ----------------------
CUSIP No. 68619E208                   13D                    Page 24 of 24 Pages
----------------------                                    ----------------------

                                          SCOPIA INTERNATIONAL LIMITED

                                          By: /s/ Matthew Sirovich
                                              ----------------------------------
                                              Name: Matthew Sirovich
                                              Title: Director

                                          SCOPIA PX INTERNATIONAL LIMITED

                                          By: /s/ Matthew Sirovich
                                              ----------------------------------
                                              Name: Matthew Sirovich
                                              Title: Director

                                          SCOPIA MANAGEMENT INC.

                                          By: /s/ Jeremy Mindich
                                              ----------------------------------
                                              Name: Jeremy Mindich
                                              Title: President

                                          SCOPIA CAPITAL LLC

                                          By: /s/ Matthew Sirovich
                                              ----------------------------------
                                              Name: Matthew Sirovich
                                              Title: Managing Partner

                                          /s/ Matthew Sirovich
                                          --------------------------------------
                                          MATTHEW SIROVICH

                                          /s/ Jeremy Mindich
                                          --------------------------------------
                                          JEREMY MINDICH